Exhibit 99.1

BTC Digital Signs MOU with Tianci International to Deliver Infrastructure, Operations and Blockchain Services

SINGAPORE, October 14, 2025 /PR Newswire/ — BTC Digital Ltd. (“BTCT” or the “Company”) (NASDAQ: BTCT), a blockchain technology company, today announced that it has signed a strategic memorandum of understanding (MOU) with Tianci International Inc. (NASDAQ: CIIT). Under the MOU, the parties will pursue a broad strategic cooperation across cryptocurrency mining, stablecoin-based payment and settlement solutions, real-world asset (RWA) initiatives, and blockchain-enabled technology services.

Pursuant to the MOU, CIIT plans to procure approximately US$5.0 million of cryptocurrency mining equipment, with BTCT providing end-to-end hosting, operations and maintenance services for the deployed miners. CIIT intends to continue expanding its investment footprint in crypto mining, while BTCT will supply comprehensive infrastructure and technical support to enable that growth.

The two companies will also jointly explore payment and settlement use cases built on stablecoins and investigate feasible RWA pathways. Within an appropriate compliance framework, BTCT and CIIT will collaborate on the development of related products and services. Leveraging BTCT’s blockchain expertise, BTCT will further support CIIT’s digital transformation efforts by delivering blockchain solutions across supply chain management, financial settlement, customer data management and business intelligence applications.

Mr. Siguang Peng, Chief Executive Officer of BTC Digital Ltd., commented, “Our strategic cooperation with CIIT represents an important milestone in BTCT’s expansion across the digital asset ecosystem. By combining CIIT’s capital commitment with BTCT’s operational and blockchain capabilities, we will accelerate deployment of mining infrastructure and jointly pursue innovative blockchain applications that create long-term value for investors and users.”

About BTC Digital Ltd.

BTC Digital Ltd. is a blockchain technology company, with a long-term strategy to create value across the metaverse, blockchain and cryptocurrency mining industry. The Company is committed to developing blockchain related businesses in North America, including cryptocurrency mining, mining farm construction, mining pool and data center operation, and miner accessories business.

For more information, please visit: https://btct.investorroom.com/

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will", "expects", "anticipates", "future", "intends", "plans", "believes", "estimates", "target", "going forward", "outlook" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

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